SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bellevue Life Sciences Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

079174108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 079174108

1	NAMES OF REPORTING PERSONS
Bellevue Global Life Science Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,035,000 (1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,035,000 (1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,035,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of common stock held by Bellevue Global Life Sciences Investors, LLC, the sponsor of the Issuer (the "Sponsor"), including 34,500 shares held in escrow until the consummation of an initial business combination for the benefit of Chardan Capital Markets, LLC, the representative of the underwriters of the initial public offering. The general partner of the Sponsor is Bellevue Capital Management LLC ("Bellevue Capital"). Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor.

(2) Based on a total of 5,622,954 shares outstanding of the Issuer as set forth in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. 079174108

1	NAMES OF REPORTING PERSONS
Bellevue Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,035,000 (1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,035,000 (1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,035,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of common stock held by Bellevue Global Life Sciences Investors, LLC, the sponsor of the Issuer (the "Sponsor"), including 34,500 shares held in escrow until the consummation of an initial business combination for the benefit of Chardan Capital Markets, LLC, the representative of the underwriters of the initial public offering. The general partner of the Sponsor is Bellevue Capital Management LLC ("Bellevue Capital"). Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor.

(2) Based on a total of 5,622,954 shares outstanding of the Issuer as set forth in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. 079174108

1	NAMES OF REPORTING PERSONS
Kuk Hyoun Hwang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,035,000 (1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,035,000 (1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,035,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents shares of common stock held by Bellevue Global Life Sciences Investors, LLC, the sponsor of the Issuer (the "Sponsor"), including 34,500 shares held in escrow until the consummation of an initial business combination for the benefit of Chardan Capital Markets, LLC, the representative of the underwriters of the initial public offering. The general partner of the Sponsor is Bellevue Capital Management LLC ("Bellevue Capital"). Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor.

(2) Based on a total of 5,622,954 shares outstanding of the Issuer as set forth in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. 079174108

Item 1
(a) Name of Issuer: Bellevue Life Sciences Acquisition Corp., a Delaware corporation (the “Company”)
(b) Address of Issuer’s Principal Executive Offices: 10900 NE 4th Street, Suite 2300, Bellevue, WA 98004

Item 2
(a) Name of Person Filing:
(1) Bellevue Global Life Science Investors, LLC (the "Sponsor")
(2) Bellevue Capital Management LLC ("Bellevue Capital")
(3) Kuk Hyoun Hwang

(b) Address of Principal Business Office, or if None, Residence:

The address for these entities and this individual is:
C/O Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street
Suite 2300
Bellevue, WA 98004

(c) Citizenship:
(1) Sponsor – State of Delaware
(2) Bellevue Capital - State of Washington
(3) Kuk Hyoun Hwang – Republic of Korea

(d) Title of Class of Securities: Common Stock, par value $0.0001 per share

(e) CUSIP Number: 079174108

Item 3.	Not Applicable

Item 4.	Ownership.
The information required by Items 4(a)-(c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certifications. Not Applicable

CUSIP No. 079174108

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated February 8, 2024.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BELLEVUE GLOBAL LIFE SCIENCE INVESTORS, LLC

February 8, 2024	By:	Bellevue Capital Management LLC, Its Manager
	By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang, Managing Member of Bellevue Capital Management LLC

BELLEVUE CAPITAL MANAGEMENT LLC

February 8, 2024	By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang, Managing Member

KUK HYOUN HWANG

February 8, 2024	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang

EXHIBIT 99.1
CUSIP No. 079174108

JOINT FILING STATEMENT
PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of Bellevue Life Sciences Acquisition Corp. together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: February 8, 2024

BELLEVUE GLOBAL LIFE SCIENCE INVESTORS, LLC

February 8, 2024	By:	Bellevue Capital Management LLC, Its Manager
	By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang, Managing Member of Bellevue Capital Management LLC

BELLEVUE CAPITAL MANAGEMENT LLC

February 8, 2024	By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang, Managing Member

KUK HYOUN HWANG

February 8, 2024	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang